EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Nine months
	ended
	Sept. 30,	Year	Year	Year	Year	Year
	2010	2009	2008	2007	2006	2005
EARNINGS

Income before income taxes*	$4,493	$4,632	$5,108	$6,115	$5,625	$4,817

Add:

Interest expense (including amortization of capitalized interest)	165	236	231	229	139	112

Interest component of the ESOP benefit expense	—	1	3	5	8	10

Portion of rent under operating leases representative of the interest component	58	76	77	70	70	64

Less:
Equity in undistributed income of 20-50% owned companies	7	4	6	5	6	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$4,709	$4,941	$5,413	$6,414	$5,836	$4,999

FIXED CHARGES

Interest on debt (including capitalized interest)	164	246	243	235	138	105

Interest component of the ESOP benefit expense	—	1	3	5	8	10

Portion of rent under operating leases representative of the interest component	58	76	77	70	70	64

TOTAL FIXED CHARGES	$222	$323	$323	$310	$216	$179

RATIO OF EARNINGS TO FIXED CHARGES	21.2	15.3	16.8	20.7	27.0	27.9

*2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business.